SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

02034397

SUPPL

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Brussels, May 23», 2002

02 MAY 29 AM 10:5

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

5/29

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

Embargo: May 7, 2002 at 02:15 pm (Brussels Time)

SOLVAY SUCCESSFULLY COMPLETES ACQUISITION OF AUSIMONT, CONFIRMS LEADERSHIP IN FLUORINATED SPECIALTIES

US and European competition authorities approved the Group's largest acquisition ever

Following approval by the European Commission and the United States Federal Trade Commission, Solvay today completed its acquisition of Ausimont, the fluorinated specialties group, from Edison and Longside International. As announced on December 21, 2001 (see Solvay's press release of that date), this EUR 1.3 billion acquisition is the largest in the history of Solvay. The integration of Ausimont doubles the size of Solvay's activities in the high-growth, high-added-value fluorinated specialties sector, while extending the Group's product portfolio significantly. On the basis of 2001 figures, Solvay's fluorinated specialties generate a total annual proforma turnover of EUR 860 million, with 2,700 employees.

The approval of the European Commission and the Federal Trade Commission was subject to the following divestments :

- Ausimont's persalts businesses in Bussi (Italy), which include a 50% shareholding in MedAvox, a joint venture with Degussa;
- Ausimont's hydrogen peroxide activities in Bussi, on which MedAvox depends for the supply of feedstock;
- Solvay's polyvinylidene fluoride (PVDF) activities in Decatur (Alabama), which include a 50% shareholding in Alventia, a joint venture with Dyneon that manufactures VF2 – a building block of PVDF.

The integrity of Ausimont as a producer of fluorinated specialties and the efficiency of the combined businesses will be unaffected by the divestments of these activities, which had a total proforma turnover of EUR 74 million in 2001.

"Acquiring Ausimont was at the heart of our strategy to accelerate the development of our specialty businesses and to be among the global leaders in all of our activities", said Aloïs Michielsen, Chairman of Solvay's Executive Committee. "We are now number two worldwide on the lucrative, fast-growing market of fluorinated specialties. Taking into account both the acquisition of Ausimont and our recent deal with BP, we also rank second globally in high performance polymers," Mr. Michielsen added.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com

AUSIMONT is a manufacturer of fluorinated specialties based in Bollate (Milan), which operates seven production and R&D sites in Europe and the United States. The company has some 2000 employees, including 250 highly qualified researchers and generated a turnover of EUR 566 million in 2001.

LONGSIDE INTERNATIONAL is a company which holds 20% of Agora.

AGORA is a sub-holding of the Edison Group, which holds 100% of Ausimont.

EDISON – formerly Montedison - is an international industrial and services group, which has almost 33,000 employees and generated a turnover of EUR 15.8 billion in 2001.

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For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

Embargo : May 23, 2002 at 08:45 (Brussels time)

Agreement with BASF Points to New Growth Potential for Solvay's Hydrogen Peroxide Business

Solvay S.A. announced today that it has signed an agreement with BASF which paves the way towards new applications for Hydrogen Peroxide (H_2O_2) as an environmentally friendly intermediate product in the chemical industry.

According to this agreement Solvay would become BASF's partner for the supply of H_2O_2 for the production of Propylene Oxide (PO). Following BASF's final decision to implement the H_2O_2 route to manufacture PO, which is expected within the next two years, both Groups would set up a Hydrogen Peroxide production joint venture with an initial capacity of 200 kt/year in a single unit, which would feed a new BASF Propylene Oxide plant.

Eric Mignonat, Managing Director at Solvay for Hydrogen Peroxide, commented: "Solvay is applying its strategy of innovation in all areas, including Essential products such as Hydrogen Peroxide. Our improved production process, which has won the trust of BASF, could multiply new business opportunities and contribute to the sustainable development of the chemical industry."

H_2O_2 is used for its oxidizing properties in applications such as bleaching paper and textile, the treatment of effluents, in pharmacology and as an intermediate in the chemical industry. Hydrogen Peroxide breaks down into water and oxygen. As a consequence, its utilization for the production of Propylene Oxide generates no byproducts and no residue – except water. Likewise, the H_2O_2 route could be applied in environmentally friendly processes for the production of a number of other chemicals.

Propylene Oxide is an essential building block of Polyurethane (PUR), a widespread polymer whose industrial applications range from refrigerators, mattresses and furniture down to flooring and shoe soles.

BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF acts in accordance with the principles of Sustainable Development. In 2001, BASF had sales of EUR 32.5 billion and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt, London, New York , Paris and Zurich.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four activity sectors: Chemicals, Pharmaceuticals, Plastics and Processing. Solvay is listed in the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information, please contact:
Martial Tardy,
Corporate Press Officer
Tel : *+32 2 509 72 30*
Fax : *+32 2 509 72 40*
E-mail : *martial.tardy@solvay.com*

Embargo: May 23, 2002 at 6:00 PM (Brussels Time)

Solvay Pharmaceuticals Inc.
Suspends Sales of LUVOX® in the United States after FDA Exclusivity Expiration

Solvay Pharmaceuticals Inc., Marietta, Georgia, has voluntarily requested the withdrawal of the U.S. Food & Drug Administration's original approval for LUVOX® (fluvoxamine maleate) Tablets, in the United States only. All other countries where fluvoxamine maleate is available for patients will remain entirely unaffected by this decision.

The turnover generated by LUVOX® in the United States has sharply declined since its U.S. FDA exclusivity expired, in June 2000. The bulk of Solvay's fluvoxamine maleate sales are now in Japan and the European Union. The interruption of LUVOX® shipments in the US does not affect the prospects of the Group's pharmaceutical sector for 2002.

Both the FDA and the company have no concerns over the safety or efficacy of LUVOX®.

This withdrawal has no relation to the immediate release forms of fluvoxamine manufactured and sold in several countries around the world, and is based solely on U.S. administrative policy concerns. Prior to withdrawal of the application, Solvay Pharmaceuticals suspended further shipments of LUVOX® in the U.S. only.

SOLVAY PHARMACEUTICALS, Inc. (www.solvaypharmaceuticals-us.com) of Marietta, Georgia, is a research-based pharmaceuticals company, active in the therapeutic areas of cardiology, gastroenterology, mental health and women's health. It is a member of the worldwide Solvay chemical and pharmaceutical group, headquartered in Brussels, Belgium.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com

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For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Téléphone : +32 (2) 509 7230
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar